Exhibit 3.1.2

STATE of DELAWARE
CERTIFICATE of AMENDMENT
OF CERTIFICATE OF INCORPORATION

     The Corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

     FIRST: That at a meeting of the Board of Directors of Total Entertainment Restaurant Corp. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and directing that the amendment be considered by the stockholders of said Corporation at the Corporation’s next annual stockholder meeting. The resolution setting forth the proposed amendment is as follows:

          RESOLVED, that the Certificate of Incorporation of this Corporation be amended by changing the Article thereof numbered “First” so that, as amended, said Article shall be and read as follows:

“First: The name of the corporation (hereinafter sometimes called (the “Corporation”) is Fox & Hound Restaurant Group.”

     SECOND: That thereafter, pursuant to resolution of its Board of Directors, at the annual meeting of the stockholders of said Corporation duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, the necessary number of shares as required by statute were voted in favor of the amendment.

     THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

     FOURTH: That the effective date of such amendment shall be May 20, 2005.

     IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed this 18th day of May, 2005.

By:	/s/ James K. Zielke

James K. Zielke
Chief Financial Officer, Secretary & Treasurer
(Authorized Officer)